

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Mr. Jeffrey M. Gutman
Senior Vice President and Chief Financial Officer
Oxford Resource Partners, LP
544 Chestnut Street
P.O. Box 427
Coshocton, OH 43812

> **Re: Oxford Resource Partners, LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-165662**
> **Filed June 9, 2010**

Dear Mr. Gutman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You continue to omit a number of exhibits and pertinent disclosure identified in your response to our prior comment 4. With your next amendment please file all omitted exhibits and fill in all blanks other than the information that Rule 430A permits you to omit. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case. Also, revise your list of exhibits to identify precisely when and with which filing you filed all "previously filed" exhibits.

Prospectus Cover Page

2.   In light of the substantial gap between the historical twelve-month results you now disclose in the last full sentence on page 23 and the amount of available cash you must generate to pay the minimum quarterly distribution for the ensuing twelve months,

succinctly disclose these three amounts on the cover page. We note the new general statement in the second bullet point in that regard.

Road Show Slides

3.   Please ensure that all material information included in your slides also appears in the prospectus, or explain to us the reason(s) for any omissions in that regard. The following lists several differences we identified and includes other issues concerning the slides. Please address each of the following points in your response:
   - You identify a number of customers in your road show slides on slide number 9 which are not listed in the prospectus, but the slide does not emphasize (if true) that none accounts for a material amount of sales.
   - It is not clear why the graphics on slides 12 and 14 include plants receiving "0%" coal deliveries, and it also is not readily apparent how the listed percentages were derived.
   - It is not clear where in the prospectus you disclose (as you have on slide 12) that "[t]he six states in [y]our primary market ranked among the top ten states for coal-fired electricity generated in 2009."
   - It is not clear where in the prospectus you disclose the charts which appear on slide number 13 indicating the scrubbed capacity outlook serviceable by Oxford and coal demand potential.
   - The term "CAPP" does not appear to have been defined prior to its usage on slide 14.
   - The peer NAPP segment cash cost comparison chart on slide number 18.
   - The total debt/LTM adjusted EBITDA chart on slide number 32.

Capitalization, page 47

4.   Please remove cash and cash equivalents from your calculation of "Total capitalization" in both your actual and pro forma presentation.

Cash Distribution Policy and Restrictions on Distributions

Minimum Quarterly Distribution Rate, page 51

5.   We note you disclose elsewhere that you did not generate sufficient available cash during the 12 month periods ended December 31, 2009 and March 31, 2010 to meet your minimum quarterly distribution. We also note you disclose that your first distribution will be adjusted for the period from the closing of the offering through June 30, 2010 based on the actual length of the period. In light of these facts, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended June 30, 2010.

Factors that Impact Our Business, page 82

6.   As the staff previously discussed with counsel by telephone, please ensure that you disclose the material terms of your material contracts, aside from those terms which may be properly omitted pursuant to a request for confidential treatment. For example, it does not appear that the new text you added as the first full paragraph on page 83 fully describes the nature and extent of the provisions allowing for the buyer to extend the term and expand the scope of the particular coal sales contracts mentioned. If necessary and as appropriate, further revise your confidential treatment request. Also expand the prospectus disclosure to describe the material terms of the various contracts and to make clear the potential scope and extent of the contracts if extended or expanded.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: William N. Finnegan IV
        (713) 546-5401